March 2, 2023

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Tony Burak

Re:	Nationwide Mutual Funds (“NMF”) File Nos. 811-08495 and 333-40455
Nationwide Variable Insurance Trust (“NVIT”) File Nos. 811-03213 and 002-73024

Dear Mr. Burak:

This letter (the “Response Letter”) responds to each of the comments provided orally on February 2, 2023, regarding recent Form N-CSR and Form N-1A filings by NMF and NVIT (each, a “Registrant”) with the U.S. Securities and Exchange Commission (the “Commission”).  For your convenience, each of your comments is summarized in bold, in the order that you provided them, and the applicable Registrant’s response is set forth immediately below each comment.  Capitalized terms not otherwise defined in this Response Letter have the meanings assigned to such terms in the filed document to which the comment relates.

U.S. Securities and Exchange Commission

1. Comment – Please confirm whether the Nationwide GQG US Quality Equity Fund has a strategy of actively trading portfolio securities.  The Fund’s prospectus does not disclose an active trading strategy and does not list portfolio turnover risk as a principal risk.  However, during the last fiscal year, the Fund’s portfolio turnover was over 200%.

Response

Registrant has updated the Fund’s prospectus disclosure, effective February 28, 2023, to include an active trading strategy and has added portfolio turnover risk as a principal risk of investing in the Fund.

2. Comment – There is a slight difference between the fee waiver/expense reimbursement recoupment terms as described in the NMF and NVIT prospectuses versus in the shareholder reports.  The footnote to the fee table in the prospectus states that recoupment must occur “at a date not to exceed three years from the date in which the corresponding waiver or reimbursement to the Fund was made,” while Note 3 to the Financial Statements in the shareholder reports states that recoupment must occur “at a date not to exceed three years from the month in which the corresponding waiver or reimbursement to the Fund was made.”  Going forward, please ensure that these terms are disclosed consistently between the prospectus and the notes to financial statements.

Response

Registrant has updated the fee waiver/expense reimbursement recoupment terms in the NVIT annual reports for the period ending December 31, 2022, to specify that recoupment must occur “at a date not to exceed three years from the date in which the corresponding waiver or reimbursement to the Fund was made.”  Registrant will make the same update to the NMF semiannual reports for the period ending April 30, 2023.

3. Comment – In the Notes to Financial Statements, the Nationwide Target Destination Funds and Nationwide Investor Destinations are listed as non-diversified.  However, they are not disclosed as such in the Funds’ prospectuses.  Conversely, the Nationwide GQG US Quality Equity Fund is categorized as diversified in the Notes to Financial Statements, but the Fund’s prospectus states that it is non-diversified.  Please confirm these Funds’ diversification status and ensure that such status is disclosed consistently in the Funds’ prospectuses and shareholder reports.

Response

Registrant confirms that the Nationwide Target Destination Funds and Nationwide Investor Destination Funds are diversified and will update the Notes to Financial Statements in the Funds’ semiannual reports for the period ending April 30, 2023, to so state.  Registrant confirms that the Nationwide GQG US Quality Equity Fund is non-diversified and will update the Notes to Financial Statements in the Fund’s semiannual report for the period ending April 30, 2023, to so state.

4. Comment – Note 3 to the Financial Statements for the Nationwide U.S. 130/30 Equity Portfolio includes fee waiver/expense reimbursement recoupment terms.  However, there is no disclosure regarding the actual fee waiver/expense reimbursement itself.  Please include this disclosure in Note 3.

U.S. Securities and Exchange Commission

Response

Registrant will update the Notes to Financial Statements in the Nationwide U.S. 130/30 Equity Portfolio’s semiannual report for the period ending April 30, 2023, to include the requested disclosure.

5. Comment – Note 12 to the Financial Statements for the Nationwide Janus Henderson Overseas Fund discloses settlement proceeds from a settlement agreement with a former subadviser but does not go into detail.  Please supplementally explain the circumstances related to the settlement.

Response

The Fund received reimbursements from its former subadviser, Allianz Global Investors U.S. LLC (“AllianzGI”), in connection with the Fund’s need to locate, recommend, and onboard a new subadviser after AllianzGI was disqualified from serving as such.  On May 17, 2022, AllianzGI pleaded guilty to a criminal charge of securities fraud and entered into an administrative settlement with the Commission.  Section 9(a) of the Investment Company Act of 1940, as amended, generally provides that persons convicted of securities-related felonies and misdemeanors may not serve as an investment adviser to a registered investment company.  The Commission provided AllianzGI with a time-limited exemption (the “Section 9 Order”) for the purpose of providing adequate time to transition its registered fund advisory relationships to other providers.  Under the Section 9 Order, AllianzGI was obligated to pay the Fund all expenses required to replace AllianzGI.  This reimbursement was described as a “settlement” for accounting purposes and was stated as such in Note 12 to the Financial Statements.

6. Comment – For the following NVIT Funds, there is an inconsistency in the terms of the expense waiver agreement between the prospectus and the shareholder report.  These Funds explain in Note 3 to the Financial Statements that the waiver includes acquired fund fees and expenses (“AFFE”), while there conflicting language in the prospectus, as indicated beside each number below:  NVIT iShares Fixed Income Fund1, NVIT iShares Global Equity Fund1, NVIT Managed American Asset Allocation Fund2, NVIT Managed American Growth-Income Fund2, NVIT Allspring Discovery Fund3, NVIT BlackRock Equity Dividend Fund3, NVIT BNY Mellon Sustainable U.S. Equity Fund3, NVIT J.P. Morgan U.S. Equity Fund3, NVIT Jacobs Levy Large Cap Growth Fund3, NVIT Multi-Manager Mid Cap Value Fund3, NVIT Multi-Manager Small Cap Growth Fund3, NVIT Multi-Manager Small Cap Value Fund3, NVIT Bond Index Fund4, NVIT International Index Fund4, NVIT Mid Cap Index Fund4, NVIT S&P 500 Index Fund4, NVIT Small Cap Index Fund4, NVIT American Funds Asset Allocation Fund4, and NVIT American Funds Growth Fund4.  Please confirm which disclosure (prospectus or Notes to Financial Statements) is correct and ensure that the disclosure is consistent going forward.

1 The fee table footnotes explain that AFFE are excluded from the waiver.  According to the Notes, Fund expenses were waived during the year.  However, AFFE do not appear to have been waived.

2 The expense limitation agreement is not reflected in the fee table and no expenses were waived during the year.  However, AFFE would have been waived if AFFE are included in the waiver as described in Note 3.

U.S. Securities and Exchange Commission

3 The fee table footnotes explain that AFFE are excluded from the waiver.  AFFE appear to be de minimis and were not stated separately in the fee table.

4 The expense limitation agreement is not reflected in the fee table and no expenses were waived during the year.  There is no inconsistency in disclosures with these Funds; we just would like to confirm whether the waiver includes AFFE as disclosed in Note 3.

Response

Registrant confirms that the following Funds include AFFE in the expense limitation: NVIT American Funds Asset Allocation Fund, NVIT American Funds Growth Fund, and NVIT BlackRock Managed Global Allocation Fund.  The remaining Funds listed above exclude AFFE from the expense limitation.  Registrant has updated the Notes to Financial Statements in each Fund’s annual report for the period ending December 31, 2022, accordingly.  Registrant will make conforming changes, as necessary, to each Fund’s prospectus disclosure, which will be effective April 27, 2023.

7. Comment – The Master Fund in which the NVIT American Funds Bond Fund invests underwent a name change recently, but the shareholder report references the Master Fund’s old name.  Please update going forward.

Response

Registrant has updated the Master Fund’s name in the Fund’s annual report for the period ending December 31, 2022.

8. Comment – The NVIT DoubleLine Total Return Tactical Fund is categorized as diversified in the Notes to Financial Statements, but the Fund’s prospectus states that it is non-diversified.  Please confirm the Fund’s diversification status and ensure that such status is disclosed consistently in the Fund’s prospectus and shareholder report.

Response

Registrant confirms that the Fund is non-diversified and has updated the Notes to Financial Statements in the Fund’s annual report for the period ending December 31, 2022, to so state.

U.S. Securities and Exchange Commission

Please do not hesitate to contact me at (614) 435-5788 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ David Majewski
Treasurer and Principal Financial Officer Nationwide Mutual Funds Nationwide Variable Insurance Trust

Cc:	Prufesh R. Modhera, Esq.
Allan J. Oster, Esq.
One Nationwide Plaza Mail Code 5-02-210 Columbus, OH 43215		Direct line 614-435-5788 www.nationwidefunds.com